Exhibit (a)(1)(F)

November 16, 2017

MONSTER DIGITAL, INC.

2655 First Street, Suite 250

Simi Valley, Ca 93065

To the Holders of the Original Warrants:

As you know, Monster Digital, Inc. (the ‘‘Company’’) is offering holders of certain warrants to purchase common stock of the Company the opportunity to amend and exercise their warrants at a temporarily reduced cash exercise price of $1.00 per share of common stock, upon the terms set forth in the Offer to Amend and Exercise Warrants to Purchase Common Stock dated as of October 12, 2017 (the ‘‘Offer to Amend and Exercise’’). All terms not defined in this letter shall have the meanings set forth in the Offer to Amend and Exercise.

Offering materials comprised of an Offer to Amend and Exercise together with the Election to Consent, Participate and Exercise Warrant, form of Amended Warrants and Notice of Withdrawal (collectively, the ‘‘Offering Materials’’), each dated October 12, 2017, were previously provided to you.

On November 16, 2017, we amended the Schedule TO to reflect the following:

•	As described in the Offer to Amend and Exercise, the exercise of the Original Warrants pursuant to this Offer to Amend and Exercise was expressly contingent on the approval of Proposal No. 6 by Company stockholders at that Special Meeting of the Company’s stockholders held on November 9, 2017. Proposal No. 6 was approved by Company stockholders at the Special Meeting and thus this condition to the exercise of the Original Warrants has been satisfied.

•	The Company has extended the Offer to Amend and Exercise by seven days. The Offer to Amend and Exercise, which was previously scheduled to expire November 17, 2017 at 5:00 p.m. Pacific time, will now remain open until November 24, 2017 at 5:00 p.m. Pacific time, unless further extended. Throughout the Offer to Amend and Exercise and the other Offering Materials and Acceptance and Exercise Documents, all references to the Expiration Date of the Offer to Amend and Exercise are hereby amended to extend the Expiration Date of the Offer to Amend and Exercise until 5:00 p.m. Pacific time on November 24, 2017.

•	We have supplemented the Offering Materials to include the Company’s recently filed Quarterly Report on Form 10-Q for the interim period ended September 30, 2017, a copy of which is enclosed with this letter. This Quarterly Report on Form 10-Q provides important information and updates concerning the Company’s financial results and condition and other matters.

To participate in the Offer to Amend and Exercise and exercise an Amended Warrant to receive the number of shares of Company common stock issuable therefor, you must deliver to the Company, prior to the Expiration Date, the following: (i) a signed and completed copy of the enclosed amended Election to Consent, Participate and Exercise Warrant, (ii) a signed copy of an Accredited Investor Questionnaire, (iii) the original copy of your Original Warrant, either physically or via DTC (or an Affidavit of Loss and Indemnification Agreement), for cancellation, and (iv) cash in the amount equal to $0.45 per share multiplied by the number of shares of common stock you elect to purchase (collectively, the “Acceptance and Exercise Documents”). The Acceptance and Exercise Documents, including the cash tendered by check or wire transfer, must be delivered as set forth in the Offer to Amend and Exercise. If you properly tender (and do not validly withdraw) these materials on or prior to the Expiration Date promptly following the Expiration Date , we intend to notify the escrow agent and our transfer agent of our acceptance of your payment of the exercise price and these materials and issue and deliver to you the number of shares of Company common stock issuable under the Amended Warrant.

If you change your mind and do not want to participate in the Offer to Amend and Exercise, you may submit a Notice of Withdrawal to the Company at any time prior to the Expiration Date. The Notice of Withdrawal must be properly completed and must be returned to the Company on or prior to the Expiration Date. If you properly withdraw in a timely manner as set forth above, we will promptly: (i) cancel your signed copy of the Election to Consent, Participate and Exercise Warrant, (ii) return the original copy of your Original Warrant, or issue you a new Original Warrant if you submitted an Affidavit of Loss and Indemnification Agreement, and (iii) provide you with a check equal to the amount of cash you paid to exercise the Amended Warrant.

Thank you for your time in reviewing this request.

Sincerely,

David H. Clarke
Chief Executive Officer
Monster Digital, Inc.

Enclosure:

Quarterly Report on Form 10-Q for the period ended September 30, 2017